UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
TPG RE FINANCE TRUST, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87266M107
(CUSIP Number)
Ellis F. Rinaldi, Esq. Executive Vice President and Co-General Counsel Starwood Capital Group Global I, L.L.C. 591 West Putnam Avenue Greenwich, CT 06830 (203) 422-7700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266M107	SCHEDULE 13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS
PE Holder, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS
PE Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS
SOF-XI U.S. Public MAR Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS
Starwood Capital Group Global II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS
SCGG II GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS
Starwood Capital Group Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSONS
BSS SCG GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 12 of 22 Pages

1	NAMES OF REPORTING PERSONS
Barry S. Sternlicht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants (as defined herein) held directly by PE Holder, L.L.C. were exercised in full.  The Warrants are exercisable on a net settlement basis, however.

(2) This percentage is based on the sum of (i) 76,650,996 shares of Common Stock outstanding as of May 11, 2020, as reported in the Company’s definitive proxy statement on Schedule 14A filed with the SEC (as defined herein) on May 15, 2020, and (ii) the 12,000,000 shares of Common Stock issuable upon exercise in full of the 12,000,000 Warrants held directly by PE Holder, L.L.C.

CUSIP No. 87266M107	SCHEDULE 13D	Page 13 of 22 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of TPG RE Finance Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is 888 Seventh Avenue, 35th Floor, New York, New York 10106. As reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2020, as of May 11, 2020, there were 76,650,996 shares of Common Stock outstanding.

Item 2.	IDENTITY AND BACKGROUND

(a) - (c) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) PE Holder, L.L.C., a Delaware limited liability company (“PE Holder”), (ii) PE Holdings, L.L.C., a Delaware limited liability company (“PE Holdings”), (iii) SOF-XI U.S. Public MAR Holdings L.P., a Delaware limited partnership (“SOF-XI MAR Holdings”), (iv) Starwood XI Management Holdings GP, L.L.C., a Delaware limited liability company (“Starwood XI Management Holdings GP”), (v) Starwood XI Management, L.P., a Delaware limited partnership (“Starwood XI Management”), (vi) Starwood XI Management GP, L.L.C., a Delaware limited liability company (“Starwood XI Management GP”), (vii) Starwood Capital Group Global II, L.P., a Delaware limited partnership (“SCG Global II”), (viii) SCGG II GP, L.L.C., a Delaware limited liability company (“SCGG II GP”), (ix) Starwood Capital Group Holdings GP, L.L.C., a Delaware limited liability company (“SCG Holdings GP” and collectively with PE Holder, PE Holdings, SOF-XI MAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, SCG Global II and SCGG II GP, the “Starwood Entities”), (x) BSS SCG GP Holdings, LLC, a Delaware limited liability company (“BSS SCG GP Holdings”), and (xi) Barry S. Sternlicht. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

The business address of PE Holder, PE Holdings,  SOF-XI MAR Holdings, Starwood XI Management Holdings GP is 591 West Putnam Avenue, Greenwich, Connecticut 06830. The business address of Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings, and Barry S. Sternlicht is 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

The principal business of PE Holder consists of investing in the securities of the Issuer.  The principal business of PE Holdings is performing the functions of, and serving as the sole member of PE Holder. The principal business of SOF-XI MAR Holdings is performing the functions of, and serving as a the sole member of PE Holdings and serving as the managing member, member or limited partner for other entities affiliated with Starwood Entities. The principal business of Starwood XI Management Holdings GP is performing the functions of, and serving as, the general partner of SOF-XI MAR Holdings and other entities affiliated with the Starwood Entities. The principal business of Starwood XI Management is performing the functions of, and serving as, the sole member of Starwood XI Management Holdings GP, and serving as the sole member, general partner or special limited partner of other entities affiliated with the Starwood Entities. The principal business of Starwood XI Management GP is performing the functions of, and serving as, the general partner of Starwood XI Management.  The principal business of SCG Global II is performing the functions of, and serving as, the sole member of Starwood XI Management GP and other entities affiliated with the Starwood Entities.  The principal business of SCGG II GP is performing the functions of, and serving as, the general partner of SCG Global II and other entities affiliated with the Starwood Entities. The principal business of SCG Holdings GP is performing the functions of, and serving as, the sole member of SCGG II GP, and serving as the managing member or general partner of other entities affiliated with the Starwood Entities.  The principal business of BSS SCG GP Holdings is performing the functions of, and serving as, the sole member of SCG Holdings GP, and serving as the general partner or managing member of other entities affiliated with Barry S. Sternlicht.  Barry S. Sternlicht is the managing member of BSS SCG GP Holdings. The principal occupation of Barry S. Sternlicht is to serve as the Chief Executive Officer of Starwood Capital Group.  The business address of Starwood Capital Group is 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

(d) During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 87266M107	SCHEDULE 13D	Page 14 of 22 Pages

(e) During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Barry S. Sternlicht is a citizen of the United States of America.  Each of the other Reporting Persons are entities formed in the State of Delaware.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The response to Item 4 is incorporated by reference herein.

As of the date hereof, PE Holder holds 9,000,000 shares of Series B Preferred Stock (as defined herein) and Warrants (as defined herein) to purchase up to 12,000,000 shares of Common Stock, which were purchased from the Issuer on May 28, 2020 for an aggregate purchase price equal to $225,000,000. The source of funds for this consideration was the available capital of the Starwood Entities, which may, at any given time, include capital contributions from investors in the Starwood Entities and other entities affiliated with the Starwood Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the Starwood Entities.

Item 4.	PURPOSE OF TRANSACTION

On May 28, 2020 (the “Effective Date”), PE Holder entered into an Investment Agreement with the Issuer (the “Investment Agreement”). Pursuant to the terms of the Investment Agreement, PE Holder agreed to buy up to 13,000,000 shares of the Issuer’s 11.0% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share (plus any additional such shares paid as dividends pursuant to the form of Articles Supplementary attached as Annex I to the Investment Agreement (the “Articles Supplementary”)) (the “Series B Preferred Stock”), and warrants (“Warrants”) to purchase, in the aggregate, up to 15,000,000 shares of Common Stock, pursuant to the form of warrant agreement attached as Annex II to the Investment Agreement (the “Warrant Agreement”), for an aggregate cash purchase price of up to $325,000,000.

On the terms and subject to the conditions set forth in the Investment Agreement, including certain customary closing conditions, the purchase of the shares of Series B Preferred Stock and Warrants pursuant to the Investment Agreement may occur in up to three tranches:

CUSIP No. 87266M107	SCHEDULE 13D	Page 15 of 22 Pages

1.
On the Effective Date, PE Holder purchased and acquired from the Issuer, and the Issuer issued, sold and delivered to PE Holder, 9,000,000 shares of Series B Preferred Stock and Warrants to purchase up to 12,000,000 shares of Common Stock for an aggregate purchase price equal to $225,000,000 (the “First Tranche Closing”);

2.
On or after the Effective Date but on or prior to December 31, 2020, the Issuer, at its option, may issue, sell, and deliver to PE Holder 2,000,000 shares of Series B Preferred Stock and Warrants to purchase up to 1,500,000 shares of Common Stock, for an aggregate purchase price equal to $50,000,000 (the “Second Tranche Closing”); and

3.
On or after the Effective Date but on or prior to December 31, 2020, the Issuer, at its option, may issue, sell, and deliver to PE Holder 2,000,000 shares of Series B Preferred Stock and Warrants to purchase up to 1,500,000 shares of Common Stock, for an aggregate purchase price equal to $50,000,000 (the “Third Tranche Closing”).

Shares of Series B Preferred Stock are not convertible into shares of Common Stock. In addition, the Second Tranche Closing and the Third Tranche Closing are subject to certain material conditions, set forth in Section 2.03 and 2.04 of the Investment Agreement, which are outside of the Reporting Persons’ and the Issuer’s control.  Accordingly, in accordance with the determination of beneficial ownership pursuant to Rule 13d-3 under the Act, the shares of Common Stock underlying the Warrants in the Second Tranche Closing and the Third Tranche Closing are excluded from the Reporting Persons’ beneficial ownership, as reported herein.

The Investment Agreement contains certain representations, warranties, covenants, and agreements of PE Holder and the Issuer.

Director Appointment Rights

Under the terms of the Investment Agreement, the Issuer’s Board of Directors (the “Board”) has agreed to cause one designee of PE Holder to be appointed as a member of the Board promptly following the latest of:  (i) PE Holder’s written request; (ii) the First Tranche Closing; and (iii) July 1, 2020. Following such appointment, and for so long as PE Holder beneficially owns Warrants and/or shares of Common Stock issued upon the exercise of Warrants that represent, in the aggregate and on an as-exercised basis, at least 25% of the shares of Common Stock underlying the Warrants purchased by PE Holder under the Investment Agreement and the Warrant Agreement (the “25% Beneficial Ownership Requirement”), the Issuer has agreed to (a) nominate such designee to be elected at each annual meeting of the Issuer’s stockholders, (b) recommend that the Common Stock shareholders vote to elect such designee, and (c) use its reasonable efforts to cause the election to the Board of a slate of directors that includes such designee. The designee of PE Holder to be appointed to the Board may not be an employee, officer or director of PE Holder or its Affiliates (as such term is defined in the Investment Management Agreement).

In addition, if, at any time prior to the first day on which the 25% Beneficial Ownership Requirement is not satisfied (the “25% Fall-Away Date”), a Failure Event (as defined in the Investment Agreement) occurs, then following the later of (i) such Failure Event and (ii) July 1, 2020, the Board will cause an additional designee of PE Holder to be appointed as a member of the Board. Following such appointment and until the earlier to occur of (i) the 25% Fall-Away Date and (ii) a Payment Event (as defined in the Investment Agreement), the Issuer has agreed to (a) nominate such designee to be elected at each annual meeting of the Issuer’s stockholders, (b) recommend that the Common Stock shareholders vote to elect such designee, and (c) use its reasonable efforts to cause the election to the Board of a slate of directors that includes such designee. The additional designee of PE Holder to be appointed to the Board following a Failure Event may be an employee, officer or director of PE Holder or its Affiliates (as such term is defined in the Investment Management Agreement).

CUSIP No. 87266M107	SCHEDULE 13D	Page 16 of 22 Pages

Voting Agreement

Under the terms of the Investment Agreement, from and after the First Tranche Closing and until the 25% Fall-Away Date, during any such time that the Accrued Dividends (as defined in the Articles Supplementary) on any shares of Series B Preferred Stock held by PE Holder are not then in arrears, at each meeting of the stockholders of the Issuer, PE Holder has agreed to take such action as may be required so that all of the shares of Common Stock beneficially owned, directly or indirectly, by PE Holder and entitled to vote at such meeting of stockholders are voted: (i) in favor of each director nominated or recommended by the Board for election at any meeting of stockholders of the Issuer; (ii) against any stockholder nomination for director that is not approved and recommended by the Board for election at any meeting of stockholders of the Issuer; (iii) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board or a committee of the Board; and (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm.

Standstill Restrictions

Under the terms of the Investment Agreement, from the Effective Date and until the later of (i) May 28, 2022, (ii) 90 days following the date on which no designee of PE Holder serves on the Board and PE Holder no longer has the right to nominate a director for election to the Board, and (iii) the date on which PE Holder no longer has any information rights pursuant to Section 5.13(a) of the Investment Agreement, PE Holder and certain of its affiliates will be subject to certain customary standstill obligations that restrict them from, among other things, purchasing additional securities of the Issuer, subject to certain exceptions set forth in the Investment Agreement.

The foregoing descriptions of the Investment Agreement, the Articles Supplementary and the Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, the Articles Supplementary and the Warrant Agreement, which are attached to this Schedule 13D as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the Reporting Persons’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value. Subject to the terms and conditions of the Investment Agreement, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the terms and conditions of the Investment Agreement , the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

CUSIP No. 87266M107	SCHEDULE 13D	Page 17 of 22 Pages

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, but subject to the terms and conditions of the Investment Agreement, may review or reconsider and change their position and/or change their purpose and/or develop such plans.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Based on the information set forth in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on May 15, 2020, there were 76,650,996 shares of Common Stock outstanding as of May 11, 2020.

(a,b) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, PE Holder may be deemed to beneficially own an aggregate of 12,000,000 shares of Common Stock, or approximately 13.54% of the total number of shares of Common Stock outstanding. This amount represents 12,000,000 shares of Common Stock that the Reporting Persons would receive if the 12,000,000 Warrants held directly by PE Holder were exercised in full.  The Warrants are exercisable on a net settlement basis, however. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of PE Holdings, SOF-XI MAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings, and Barry S. Sternlicht may also be deemed to have beneficial ownership of the foregoing 12,000,000 shares of Common Stock. Each of Reporting Persons may be deemed to share voting power and shared dispositive power over 12,000,000 shares of Common Stock.

The shares of Series B Preferred Stock held directly by PE Holder are not convertible into shares of Common Stock and, accordingly, are excluded from the Reporting Persons’ beneficial ownership, as reported herein.  Further, as noted in Item 4 above, because the Second Tranche Closing and the Third Tranche Closing are subject to certain material conditions outside of the Reporting Persons’ and the Issuer’s control, the shares of Common Stock underlying the Warrants in the Second Tranche Closing and the Third Tranche Closing are excluded from the Reporting Persons’ reported beneficial ownership, consistent with the determination of beneficial ownership pursuant to Rule 13d-3 under the Act.

CUSIP No. 87266M107	SCHEDULE 13D	Page 18 of 22 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.”

(c) The response to Item 4 is incorporated by reference herein.  Except as otherwise set forth herein in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 is incorporated by reference herein.

Articles Supplementary for Series B Preferred Stock

Dividends on each share of Series B Preferred Stock are payable at a rate equal to 11% per annum.  Dividends are payable quarterly in cash; provided, that up to 2.0% per annum of the liquidation preference may be paid, at the option of the Issuer, in the form of additional shares of Series B Preferred Stock.

Shares of Series B Preferred Stock are not convertible into shares of Common Stock. Any or all of the outstanding Series B Preferred Stock may be redeemed by the Issuer, at its option, for cash, at a price and on terms as set forth in the Articles Supplementary.  If the Issuer (or the Issuer’s Manager (as defined in the Articles Supplementary) undergoes a Change in Control (as defined in the Articles Supplementary), holders of shares of Series B Preferred Stock may require the Issuer to repurchase any or all of such shares of Series B Preferred Stock for a cash purchase price as set forth in the Articles Supplementary. In addition, upon any such Change of Control, the Issuer shall have the right, but not the obligation, to redeem any or all of the outstanding shares of Series B Preferred Stock at the same price, subject to certain limitations.  Holders of shares of Series B Preferred Stock may also require the Issuer to redeem all or any portion of their shares of Series B Preferred Stock at any time, for a cash purchase price as set forth in the Articles Supplementary.

Each holder of Series B Preferred Stock will have one vote per share on any matter on which holders of Series B Preferred are entitled to vote, as set forth in the Articles Supplementary (which does not include the right to vote for directors of the Issuer), and will vote separately as a class.

The foregoing description of the Articles Supplementary does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles Supplementary, which is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

CUSIP No. 87266M107	SCHEDULE 13D	Page 19 of 22 Pages

The Warrant Agreement

The Warrants have an initial exercise price of $7.50 per Share. The exercise price of the Warrants and shares of Common Stock issuable upon exercise of the Warrants are subject to customary adjustments.  The Warrants are exercisable on a net settlement basis and expire on May 28, 2025.  Subject to certain limitations, no shares of Common Stock will be issued or delivered upon any proposed exercise of any Warrant, and no Warrant will be exercised, in each case, to the extent that such exercise or issuance of shares of Common Stock would result in a Registered Holder (as defined in the Warrant Agreement) beneficially owning in excess of 19.9% of the Stockholder Voting Power (as defined in the Warrant Agreement) as of May 28, 2020 (appropriately adjusted to reflect any stock splits, stock dividends or other similar events).

The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, which is attached to this Schedule 13D as Exhibit 4 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Investment Agreement, the Issuer and PE Holder entered into a Registration Rights Agreement on May 28, 2020, whereby PE Holder is entitled to customary registration rights with respect to the shares of Common Stock for which the Warrants may be exercised.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached to this Schedule 13D as Exhibit 5 and is incorporated herein by reference.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Exchange Act and the rules and regulations thereunder, or for any other purpose. Except as set forth herein, including the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated June 8, 2020
Exhibit 2
Investment Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2020)

Exhibit 3
Articles Supplementary of 11.0% Series B Cumulative Redeemable Preferred Stock of TPG RE Finance Trust, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2020)

Exhibit 4
Warrant Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 29, 2020)

Exhibit 5
Registration Rights Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 29, 2020)

CUSIP No. 87266M107	SCHEDULE 13D	Page 20 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PE HOLDER, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

PE HOLDINGS, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

SOF-XI U.S. PUBLIC MAR HOLDINGS L.P.

By:	Starwood XI Management Holdings GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT, L.P.

By:	Starwood XI Management GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD CAPITAL GROUP GLOBAL II, L.P.

By:	SCGG II GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

CUSIP No. 87266M107	SCHEDULE 13D	Page 21 of 22 Pages

SCGG II GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

BSS SCG GP HOLDINGS, LLC

By:	/s/ Barry S. Sternlicht
Name: Barry S. Sternlicht
Title: Managing Director

BARRY S. STERNLICHT
/s/ Barry S. Sternlicht

Date: June 8, 2020

CUSIP No. 87266M107	SCHEDULE 13D	Page 22 of 22 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the shares of Common Stock or other securities of TPG RE Finance Trust, Inc. beneficially owned by each of them.  Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: June 8, 2020

PE HOLDER, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

PE HOLDINGS, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

SOF-XI U.S. PUBLIC MAR HOLDINGS L.P.

By:	Starwood XI Management Holdings GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT, L.P.

By:	Starwood XI Management GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD XI MANAGEMENT GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD CAPITAL GROUP GLOBAL II, L.P.

By:	SCGG II GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

SCGG II GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

By:	/s/ Ethan Bing
Name: Ethan Bing
Title: Managing Director

BSS SCG GP HOLDINGS, LLC

By:	/s/ Barry S. Sternlicht
Name: Barry S. Sternlicht
Title: Managing Director

BARRY S. STERNLICHT
/s/ Barry S. Sternlicht